                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Clark/Bardes Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    180668105
                         ------------------------------
                                 (CUSIP Number)



                                  June 30, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [X]      Rule 13d-1(b)

                           [ ]      Rule 13d-1(c)

                           [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages

SEC 1745 (2/92)

-------------------                                          -------------------
CUSIP No. 180668105                    13G                    Page 2 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Liberty Wanger Asset Management, L.P.  36-3820584
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Not Applicable                                              (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF     5        SOLE VOTING POWER

     SHARES                   None
                  --------------------------------------------------------------
  BENEFICIALLY    6        SHARED VOTING POWER

    OWNED BY                  1,915,000
                  --------------------------------------------------------------
     EACH         7        SOLE DISPOSITIVE POWER

   REPORTING                  None
                  --------------------------------------------------------------
    PERSON        8        SHARED DISPOSITIVE POWER

     WITH                     1,915,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,915,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            Not Applicable                                             [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            11.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 180668105                    13G                    Page 3 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WAM Acquisition GP, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Not Applicable                                              (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF     5        SOLE VOTING POWER

     SHARES                   None
                  --------------------------------------------------------------
  BENEFICIALLY    6        SHARED VOTING POWER

    OWNED BY                  1,915,000
                  --------------------------------------------------------------
     EACH         7        SOLE DISPOSITIVE POWER

   REPORTING                  None
                  --------------------------------------------------------------
    PERSON        8        SHARED DISPOSITIVE POWER

     WITH                     1,915,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,915,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            Not Applicable                                             [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            11.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 180668105                    13G                    Page 4 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Liberty Acorn Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Not Applicable                                              (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------------------------------------------------------------------
    NUMBER OF     5        SOLE VOTING POWER

     SHARES                   None
                  --------------------------------------------------------------
  BENEFICIALLY    6        SHARED VOTING POWER

    OWNED BY                  1,595,000
                  --------------------------------------------------------------
     EACH         7        SOLE DISPOSITIVE POWER

   REPORTING                  None
                  --------------------------------------------------------------
    PERSON        8        SHARED DISPOSITIVE POWER

     WITH                     1,595,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,595,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            Not Applicable                                             [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IV
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                           Clark/Bardes, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                           102 South Wynstone Park Drive
                           North Barrington, Illinois 60010


Item 2(a)         Name of Person Filing:

                           Liberty Wanger Asset Management, L.P. ("WAM")
                           WAM Acquisition GP, Inc., the general partner of WAM
                             ("WAM GP")
                           Liberty Acorn Trust ("Acorn")


Item 2(b)         Address of Principal Business Office:

                           WAM, WAM GP and Acorn are all located at:

                           227 West Monroe Street, Suite 3000
                           Chicago, Illinois  60606


Item 2(c)         Citizenship:

                           WAM is a Delaware limited partnership; WAM GP is a Delaware corporation; Acorn is a Massachusetts business trust


Item 2(d)         Title of Class of Securities:

                           Common Stock


Item 2(e)         CUSIP Number:

                           180668105


Item 3            Type of Person:

                           (d) Acorn is an Investment Company under section 8 of the Investment Company Act.

                           (e) WAM is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940; WAM GP is the General Partner of the Investment Adviser.


                               Page 5 of 10 pages

Item 4            Ownership (at June 30, 2002):

                           (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                                    1,915,000

                           (b)      Percent of class:

                                    11.4 % (based on 16,861,859 shares
                                    outstanding as of May 1, 2002)

                           (c) Number of shares as to which such person has:

                                             (i)      sole power to vote or to
                                                      direct the vote: none

                                             (ii)     shared power to vote or to
                                                      direct the vote: 1,915,000

                                             (iii)    sole power to dispose or
                                                      to direct the disposition
                                                      of: none

                                             (iv)     shared power to dispose or
                                                      to direct disposition of:
                                                      1,915,000


Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                           The shares reported herein have been acquired on behalf of discretionary clients of WAM, including Acorn. Persons other than WAM and WAM GP are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such person known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable


Item 8            Identification and Classification of Members of the Group:

                           Not Applicable


Item 9            Notice of Dissolution of Group:

                           Not Applicable


                               Page 6 of 10 Pages

Item 10           Certification:

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 10 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 10, 2002


                           The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.


                                    WAM Acquisition GP, Inc.
                                        for itself and as general partner of
                                        LIBERTY WANGER ASSET MANAGEMENT, L.P.



                                    By:  /s/ Bruce H. Lauer
                                         ---------------------------------------
                                             Bruce H. Lauer
                                             Senior Vice President and Secretary




                           The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.


                                    LIBERTY ACORN TRUST



                                    By:  /s/ Bruce H. Lauer
                                         ---------------------------------------
                                             Bruce H. Lauer
                                             Vice President, Treasurer and
                                             Secretary


                               Page 8 of 10 Pages

                                  Exhibit Index

Exhibit 1         Joint Filing Agreement dated as of July 10, 2002 by and among
                  Liberty Wanger Asset Management, L.P., WAM Acquisition GP,
                  Inc. and Liberty Acorn Trust


                               Page 9 of 10 Pages